UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   ……………..to…………….

Commission file number 000-24293

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.
411 Fountain Lakes Boulevard
St. Charles, Missouri  63301

REQUIRED INFORMATION

(a)
Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accountants, dated June 28, 2012.

(b)	Exhibits:

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 2012

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LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Investments, at fair value
LMI Aerospace, Inc. Common Stock *	$9,674,876	$8,151,320
Mutual Funds
Vanguard Target Retirement 2025 Fund *	7,112,641	6,576,963
Vanguard Target Retirement 2020 Fund *	5,706,289	5,788,710
Vanguard Target Retirement 2030 Fund *	6,067,099	5,581,000
Vanguard Target Retirement 2035 Fund *	3,638,100	3,493,059
Vanguard Target Retirement 2015 Fund *	3,104,354	2,984,101
Other	17,827,274	15,600,051
Other Investments
Morley Stable Value Fund *	4,433,086	4,505,423
Other	5,244	3,794
Cash	-	41,584
Notes receivable from participants	1,977,610	1,846,311

Net assets available for benefits at fair value	59,546,573	54,572,316
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(107,955)	(85,785)

Net assets available for benefits	$59,438,618	$54,486,531

* Represent 5 percent or more of the plan’s net assets.

See Notes to Financial Statements

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LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010
	2011	2010

Investment Income
Net (depreciation) appreciation in fair value of investments
Mutual Funds	$(1,686,204)	$4,126,273
LMI Aerospace, Inc. Common Stock	856,218	1,574,699
Other Investments	91,260	100,272
Interest and dividends	1,076,201	853,418

Net investment income	337,475	6,654,662

Contributions
Employer	812,430	656,786
Participants	6,317,432	5,846,029
Rollovers	265,811	347,756
Total Contributions	7,395,673	6,850,571

Interest income on notes receivable from participants	77,048	79,794

Assets Transfered in Related to Plan Merger	-	375,963

Total additions	7,810,196	13,960,990

Deductions
Benefits paid to participants	2,666,752	3,817,638
Administrative expenses	191,357	162,511
Total deductions	2,858,109	3,980,149

Net Increase	4,952,087	9,980,841

Net Assets Available for Benefits, Beginning of Year	54,486,531	44,505,690

Net Assets Available for Benefits, End of Year	$59,438,618	$54,486,531

See Notes to Financial Statements

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LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2011 and 2010

Note 1:	Description of the Plan

The following description of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.

General

The Plan is a defined contribution plan sponsored by LMI Aerospace, Inc. and subsidiaries (the “Company”) for the benefit of its eligible employees who are at least 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan was revised on October 1, 2010 and permits eligible employees to classify all or a portion of an elective deferral as a Roth elective deferral.  Prior to this revision, there was no Roth elective deferral.  The Plan permits eligible employees through a salary deferral election to contribute up to the maximum allowed by the Internal Revenue Code.  Employee rollover contributions are also permitted.  The Company makes matching contributions and discretionary profit-sharing contributions as determined by the Company’s Board of Directors.  For the years ended December 31, 2011 and 2010, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer matching contribution of $1,000.  There were no discretionary contributions made by the Company for the years ended December 31, 2011 and 2010.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various mutual funds, common/collective trusts and the common stock of the Company.  Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary and employer matching contributions plus earnings thereon.  Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is fully vested after six years of continuous service.  The nonvested balance is forfeited upon termination of service.  Forfeitures are used to reduce Company contributions.

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LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2011 and 2010

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The minimum amount of a new loan shall be $1,000.  The maximum amount of a participant’s loan is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by written loan agreements and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholding until the loan is paid in full.  Interest on the loans is based on prevailing rates when the loan is originated as determined by the Plan administrator.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum equal to the value of the participant’s vested interest or a joint-and-survivor annuity.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The Plan maintains its accounts on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.  Consequently, contributions and the related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Index

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2011 and 2010

Valuation of Investments and Income Recognition

All investments are carried at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in the Morley Stable Value Fund, a fully benefit-responsive collective investment trust which is operated and maintained by Morley Financial Service, Inc.  The Statement of Net Assets Available for Benefits presents the fair value of the investments in the Morley Stable Value Fund as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance.  Interest earned on notes receivable from participants is recorded when paid.  Delinquent participant loans are reclassified as distributions based upon terms of the plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Plan Tax Status

The Plan obtained its latest determination letter on July 7, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Index

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2011 and 2010

For the year ended December 31, 2010, the Plan failed nondiscrimination testing and remitted $56,624 to participants.  The correction was made to participants after the end of the plan year and a liability for excess contributions payable to participants was recorded.  As the Plan administrator remitted excess contributions to participants, the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.  ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  Plan management does not believe the adoption of this update will have a material impact on the plan’s financial statements.

Note 3:	Fair Value of Plan Assets and Liabilities

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets or liabilities

Index

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2011 and 2010

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

LMI Aerospace, Inc. Common stock: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1).

Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares or units held by the Plan at year end (Level 1).

Morley Stable Value fund: Fair value of participation units held is based on the NAV reported by the fund manager as of the financial statement date (Level 2).

The stable value fund intends to hold only assets whose fair market value is the contract value of the investment.  While offering low-risk and competitive yields, the fund guarantees a return in principal and accumulated interest that is directly proportionate to the investor’s capital preservation objective. The fund seeks to acheive this objective by investing primarily in a variety of high quality Stable Value Investment Contracts (the performance of which may be predicted on underlying fixed income securities), as well as cash and cash equivalents. Redemption is generally permitted daily.  Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the stable value fund are generally permitted without restriction.  Were the Plan to initiate a full redemption of the stable value fund, a twelve-month advance written notice is required.  The redemption price is based upon the closing value per the unit of the fund, which is determined daily following the close of regular trading on the New York Stock Exchange.

Index

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2011 and 2010

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Balanced Funds	$32,027,755	$-	$-	$32,027,755
Domestic equity funds	5,638,352	-	-	5,638,352
Bond Funds	2,763,968	-	-	2,763,968
International equity funds	1,962,498	-	-	1,962,498
Sector/Specialty Funds	1,027,437	-	-	1,027,437
Other Funds	40,991	-	-	40,991
Total registered investment company funds	43,461,001	-	-	43,461,001
Common stocks:
LMI Aerospace, Inc.	9,674,876	-	-	9,674,876
Total common stocks	9,674,876	-	-	9,674,876
Common and collective trusts:
Morley Stable Value Fund	-	4,433,086	-	4,433,086
Total common and collective trusts	-	4,433,086	-	4,433,086
Total assets at fair value	$53,135,877	$4,433,086	$-	$57,568,963

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Balanced Funds	$30,482,035	$-	$-	$30,482,035
Domestic equity funds	4,339,058	-	-	4,339,058
Bond Funds	2,345,095	-	-	2,345,095
International equity funds	1,972,630	-	-	1,972,630
Sector/Specialty Funds	825,654	-	-	825,654
Other Funds	63,206	-	-	63,206
Total registered investment company funds	40,027,678	-	-	40,027,678
Common stocks:
LMI Aerospace, Inc.	8,151,320	-	-	8,151,320
Total common stocks	8,151,320	-	-	8,151,320
Common and collective trusts:
Morley Stable Value Fund	-	4,505,423	-	4,505,423
Total common and collective trusts	-	4,505,423	-	4,505,423
Total assets at fair value	$48,178,998	$4,505,423	$-	$52,684,421

Index

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2011 and 2010

Note 4:	Related Party and Party-in-Interest Transactions

Certain plan investments are shares of LMI Aerospace, Inc. common stock.  LMI Aerospace, Inc. is the plan sponsor, and therefore, these transactions qualify as party-in-interest transactions.  During 2011, the Company contributed $811,571 in common shares, participants purchased $1,273,546 and sold $1,419,082. During 2010, the Company contributed $657,304 in common shares, participants purchased $578,190 and sold $1,406,697.

The Plan incurs expenses related to general administration and recordkeeping.  The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 5:	Assets Transferred from Another Plan

Effective March 17, 2010, certain accounts and assets of the Intec 401(k) Plan were transferred to the Plan.  Benefit Administration Company LLC was the trustee of these assets.  The market values of the assets transferred into the plan totaled $375,963. No assets were transferred from another Plan during the Plan year ended December 31, 2011.

Note 6:	Risks and Uncertainties

The Plan participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Index

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2011 and 2010

Note 7:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010, respectively, to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$59,438,618	$54,486,531
Contributions received subsequent to year end	792,971	811,571
Investment income received subsequent to year end.	6,002	5,439
Adjustment from contract value to fair value for fully benefit responsive investment contracts	107,955	85,785
Liability for excess contributions payable to participants	-	(56,624)
Net assets available for benefits per Form 5500	$60,345,546	$55,332,702

Index

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2011 and 2010

The following is a reconciliation of contributions to the Plan, net investment income and benefits paid to participants per the financial statements for the years ended December 31, 2011 and 2010, respectively, to Form 5500:

	2011	2010
Contributions per the financial statements	$7,395,673	$6,850,571
Less: Prior year contribution receivable	(811,571)	(786,031)
Other	-	(1)
Plus: Current year contribution receivable	792,971	811,571
Total contributions per Form 5500	$7,377,073	$6,876,110

Net investment income per the financial statements	$337,475	$6,654,662
Less: Prior year investment income receivable	(5,439)	(3,739)
Plus: Investment income receivable	6,002	5,439
Plus: Interest income on notes receivable	77,048	79,794
Adjustment from contract value to fair value for fully benefit responsive investment contracts	22,170	68,165
Total investment income per Form 5500	$437,256	$6,804,321

Benefits paid to participants per the financial statements	$2,666,752	$3,817,638
Plus: Liability for excess contributions payable to participants	-	56,624
Less: Corrective distribution	(59,198)	(4,173)
Prior Year Liability for excess contributions payable to participants	(56,624)	-
Other	-	(1)
Total benefit payments per Form 5500	$2,550,930	$3,870,088

Index

Supplemental Schedule

Index

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
EIN 43-1309065 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

Investment Type and Issuer	Current Value
Mutual Funds
Allianz RCM Technology Fund Institutional Shares	$25,265
Davis Financial Fund Class Y	10,483
Dimensional Fund Advisors Emerging Markets Portfolio	1,085,907
Dimensional Fund Advisors International Small Company	374,644
Dimensional Fund Advisors U.S. Small Cap Value Portfolio	560,070
Invesco Real Estate Fund Institutional Shares	47,384
MFS Utilities Fund Class A	97,756
T Rowe Price Health Sciences Fund	138,219
Vanguard 500 Index Fund Investor Shares	1,006,363
Vanguard Energy Fund Admiral Shares	744,078
Vanguard Growth Index Fund Investor Shares	1,021,150
Vanguard Inflation-Protected Securities Fund Class A	835,430
Vanguard Mid-Cap Value Index Fund Investor Shares	144,877
Vanguard Mid-Cap Growth Index Fund Investor Shares	487,730
Vanguard Mid-Cap Index Fund Investor Shares	549,052
Vanguard Short-Term Bond Index Fund Investor Shares	977,921
Vanguard Small-Cap Index Fund Investor Shares	328,499
Vanguard Small-Cap Growth Index Fund	818,499
Vanguard Target Retirement 2010 Fund	1,779,056
Vanguard Target Retirement 2015 Fund	3,104,354
Vanguard Target Retirement 2020 Fund	5,706,289
Vanguard Target Retirement 2025 Fund	7,112,641
Vanguard Target Retirement 2030 Fund	6,067,099
Vanguard Target Retirement 2035 Fund	3,638,100
Vanguard Target Retirement 2040 Fund	1,786,044
Vanguard Target Retirement 2045 Fund	1,684,268
Vanguard Target Retirement 2050 Fund	635,227
Vanguard Target Retirement 2055 Fund	97,578
Vanguard Target Retirement Income Fund	417,099
Vanguard Total Bond Market Index Fund Investor Shares	950,617
Vanguard Total International Stock Index Fund	501,947
Vanguard Value Index Fund Investor Shares	722,111

Collective Investment Trust
Morley Stable Value Fund	4,433,086
Money Market Funds
*Schwab Retirement Advtg Money Fund	5,244
*LMI Aerospace, Inc. Common Stock	9,674,876
*Notes Receivable from Participants, 3.75% - 8.75%; mature 01/16/12 to 08/23/18	1,977,610

$59,546,573

*Represents a party-in-interest to the Plan.

Index

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date: June 28, 2012	By:	/s/ Lawrence E. Dickinson
Lawrence E. Dickinson
Secretary and Vice President – Chief Financial Officer